UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the Fiscal Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from                      to
Commission File No. 001-31720
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
PIPER JAFFRAY COMPANIES RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PIPER JAFFRAY COMPANIES
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

Piper Jaffray Companies Retirement Plan
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
The Plan Administrator and Participants
Piper Jaffray Companies Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Piper Jaffray Companies Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
June 25, 2009

Piper Jaffray Companies Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
(Dollars in thousands)	2008	2007
Assets
Investments, at fair value:
Mutual funds	$63,785	$99,276
Common/collective trust	8,072	9,132
Piper Jaffray Companies Stock Fund	7,597	8,300
Participant loans	1,280	1,139

Total investments	80,734	117,847

Cash and cash equivalents	48	3

Receivables:
Mutual fund rebate receivable	109	157
Employee contributions receivable	128	—
Employer contributions receivable	3,757	3,704

Total receivables	3,994	3,861

Liabilities
Payables:
Trade activity pending	(149)	—

Total payables	(149)	—

Net assets available for benefits at fair value	84,627	121,711

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	452	104

Net assets available for benefits	$85,079	$121,815

See Notes to Financial Statements

Piper Jaffray Companies Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
(Dollars in thousands)	2008	2007
Additions:
Investment income:
Net depreciation in fair value of investments	$(34,557)	$(1,154)
Interest and dividends	1,793	7,080
Mutual fund rebates	267	353

Total investment income/(loss)	(32,497)	6,279

Contributions:
Employer — noncash	3,757	3,704
Participants	9,773	9,793
Rollovers and transfers in	856	1,478

Total contributions	14,386	14,975

Deductions:
Participant withdrawals	(18,150)	(32,922)
Administrative fees	(326)	(295)
Trade activity pending	(149)	—

Total deductions	(18,625)	(33,217)

Net decrease in net assets available for benefits	(36,736)	(11,963)
Net assets available for benefits, beginning of year	121,815	133,778

Net assets available for benefits, end of year	$85,079	$121,815

See Notes to Financial Statements

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements
1. Description of the Plan
General
     The Piper Jaffray Companies Retirement Plan (the “Plan”) is a contributory defined contribution plan covering employees of Piper Jaffray Companies (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following provides only general terms of the Plan. A complete description of the Plan is available from the Company.
Contributions
     Beginning the first of the month subsequent to commencement of employment, participants may contribute between 1 and 50 percent of their recognized compensation, as defined in the Plan, for each pay period up to an annual maximum of $15,500 for 2008. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions to an annual maximum of $5,000 in 2008.
     Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
     The Company matches 100 percent of the first six percent of recognized compensation contributed by the participant up to the Social Security taxable wage base of $102,000 for 2008 (“Matching Contribution”). Participants are eligible for the Company’s Matching Contribution beginning on the January 1 subsequent to the commencement of a participant’s employment. The Matching Contribution is generally paid following the end of the Plan year and participants must be employed on the date of payment to receive the Company Matching Contribution.
     Prior to 2007 amounts were contributed on behalf of eligible participants, at the option of the Company’s management and Board of Directors (“Profit Sharing Contribution”). Effective January 1, 2007, the Plan was amended to eliminate the Profit Sharing Contribution component going forward.
Vesting
     Participants are immediately vested in their contributions made to the Plan from their recognized compensation and the earnings thereon. In addition, participants are immediately vested in the Company’s Matching Contribution and earnings thereon. Vesting in the Company’s Profit Sharing Contribution and earnings thereon is based on years of continued services. A participant is 100 percent vested in their Profit Sharing Contribution after five years of service from the date of entrance into the Plan, with at least 1,000 hours of service in each Plan year. Additionally, participants become 100 percent vested in Profit Sharing Contributions when they reach age 59 1/2 or terminate employment as a result of becoming totally or permanently disabled or death.
Participant Accounts
     Separate accounts are maintained for each participant whereby the participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined.
     Forfeited account balances of terminated participants’ nonvested accounts are used to first reinstate the accounts of rehired participants. If a participant returns to the Company and completes a year of vesting service before the participant has five consecutive one-year breaks in service, the forfeited amount will be reinstated to the participant’s account at the end of that year. At December 31, 2008, forfeited nonvested accounts totaled $148,412.

Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Loan terms range up to 5 years or up to 15 years if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of one percent over the prime rate for the business day preceding the date the loan is granted. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants who terminate employment with outstanding loan balances have 90 days from the last day of their employment to pay the balance of their loan in full. Loans not repaid within that timeframe will be reported as taxable distributions.
Benefits
     After reaching the age of 59 1/2, a participant may elect to withdraw all or a portion of the value of their account without penalty. Hardship withdrawals by actively employed participants before the age of 59 1/2 are permitted for pre-tax contributions, only after meeting specified criteria, as defined in the Plan. Actively employed participants prior to the age of 59 1/2 can also elect to withdraw all or a portion of the rollover contributions or transferred contributions made to the Plan. Although hardship and rollover withdrawals are allowed, a participant may be subject to a 10 percent federal penalty tax.
     If a participant’s employment ends for reasons other than total or permanent disability or death and the balance is less than $1,000, a distribution made before the age of 59 1/2 must be paid to the participant in the form of a lump-sum payment or direct rollover. If the participant’s balance exceeds $1,000, payment will not be made before age 70 1/2 without prior consent. The following options of distribution are available: lump-sum distribution, direct rollover, partial distribution or installment distribution (available only if participant’s balance exceeds $5,000). Upon death, the balance in the participant’s account is paid to the designated beneficiary in one of the above mentioned distribution options.
2. Summary of Significant Accounting Policies
Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
New Accounting Pronouncement
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by SFAS 157. SFAS 157 was effective for the Company beginning January 1, 2008. The adoption of SFAS 157 did not have a material affect on the Plan’s financial statements.
     As a result of the adoption of SFAS 157, the Plan classified its investments as of December 31, 2008, based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurement) and the lowest priority to unobservable inputs (Level III measurements). The hierarchy is broken down as follows into three levels based on the transparency of inputs used in the fair value measurement of the financial assets.
Level I — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date:
Level III — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

     A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation of Investment Contracts
     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts (including contracts underlying other investments) held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on contract value basis.
Valuation of Investments and Income Recognition
     The Plan’s investments in mutual funds and the Piper Jaffray Companies Stock Fund are stated at fair value. Quoted market/redemption prices are used to value investments. Participant loans are valued at their outstanding balances which approximate fair value. The Plan’s investment in a common/collective trust consists of a fund that invests in guaranteed investment contracts.
     The investment in the common/collective trust is stated at fair value with an adjustment to contract value in accordance with FSP AAG INV-1. Fair value is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to principle balance plus accrued interest.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
     The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
     The Retirement Investment Committee oversees the Plan and Trust Agreement. It has the authority to make investment recommendations, such as the replacement of a fund due to the fund’s performance, and has the fiduciary responsibility to ensure the Plan is acting in the best interest of the participants.
     The following table presents the net appreciation/(depreciation) in fair value of investments held by the Plan at December 31:

(Dollars in thousands)	2008	2007
Mutual funds	$(32,378)	$1,533
Common/collective trust	285	344
Piper Jaffray Companies Stock Fund	(2,464)	(3,031)

Net depreciation in fair value of investments	$(34,557)	$(1,154)

     The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31 are as follows:

(Dollars in thousands)	2008	2007
Allianz NFJ Sm Cap Value Fund	$8,852	$13,115
American Europacific Growth Fund R5	7,680	***
American Growth Fund of America R5	9,019	***
Baron Growth Fund	4,966	8,684
Europacific Growth Fund — R4	***	14,280
First American Stable Asset Select Fund	***	9,132
Growth Fund of America — R4	***	15,065
Oppenheimer Value Y	4,887	***
PIMCO Total Return Fund	10,292	9,135
Piper Jaffray Companies Stock Fund	7,597	8,300
Van Kampen Comstock Fund A	***	8,826
Vanguard Institutional Index Fund	***	9,759
Wells Fargo Stable Return Fund	8,072	***
Wells Fargo S&P 500	6,037	***

***	Investment was less than 5 percent of the net assets available for benefits
4. Investment in Common/Collective Trust
     The Plan invests in the Wells Fargo Stable Return Fund N4 (“Stable Return Fund”), which holds benefit-responsive investment contracts. Stable Return Fund units held by the Plan represent an undivided proportionate interest in all of the assets and liabilities of the Stable Return Fund. The net asset value of each unit is determined daily, and reflects all earnings, expenses, gains and losses in the Stable Return Fund. Income on the Stable Return Fund’s investments are automatically reinvested and reflected in the net asset value of each unit. The Stable Return Fund is reported at fair value with an adjustment to contract value on the statements of net assets available for benefits.
5. Fair Value Measurements
     The following table summarizes by level within the fair value hierarchy the Plan’s investment assets as of December 31, 2008. As required by SFAS 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value at December 31, 2008
(Dollars in thousands)	Level I	Level II	Level III	Total
Mutual funds	$63,785	$—	$—	$63,785
Common/collective trust	—	8,072	—	8,072
Piper Jaffray Companies Stock Fund	7,597	—	—	7,597
Participant loans	—	—	1,280	1,280

Total investment assets	$71,382	$8,072	$1,280	$80,734

     Total investment assets at fair value classified within Level III were $1.3 million as of December 31, 2008, which consists of participant loans, which are valued at outstanding balances which approximates fair value. Such amounts were 1.6 percent of “total investment assets” on the statements of net assets available for benefits at fair value as of December 31, 2008.

     The following table summarizes the changes in fair value carrying values associated with Level III assets for the year ended December 31, 2008:

Balance at December 31, 2007	$1,139
Issuances/(settlements), net	141

Balance at December 31, 2008	$1,280

6. Income Tax Status
     The plan received a determination letter from the Internal Revenue Service dated October 30, 2007, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Risks and Uncertainties
     The mutual funds of the Plan invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
8. Related Party Transactions
     The Plan has invested in the Piper Jaffray Companies Stock Fund, which primarily invests in shares of the Company’s common stock. As of December 31, 2008, the Plan’s investment in the Piper Jaffray Companies Stock Fund was comprised primarily of 191,071 shares of Piper Jaffray Companies common stock with a fair market value of $7,596,983. The Plan made purchases and sales of the Company’s common stock of $1,176,179 and $2,931,594, respectively, during the year ended December 31, 2008.
     On February 1, 2009, the Company made a contribution of shares of the Company’s common stock to the Plan in an amount equal to $3,756,781. The contribution represented the Company’s Matching Contribution for the year ended December 31, 2008.
9. Administrative Expenses
     Except to the extent paid by the Company, all expenses of the Plan, with the exception of loan processing fees, are paid by the Plan as a deduction from its mutual fund rebates received. The Plan receives mutual fund rebates related to its investments in mutual funds. The rebates, net of Plan expenses paid by the Plan, are allocated to Plan participants’ accounts. Loan processing fees of the Plan are paid out of the account of the participant requesting the loan. The Company paid legal and audit fees related to the Plan during 2008 and 2007.
10. Plan Termination
     The Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of a complete or partial termination of the Plan or a permanent discontinuation of contributions to the Plan, each affected participant will become fully vested in their Profit Sharing Contribution regardless of length of service.

11. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

(Dollars in thousands)	2008	2007
Net assets available for benefits per the financial statements	$85,079	$121,815
Distributions payable	(154)	(74)
Adjustment of common/collective trust to fair value	(452)	(104)

Net assets available for benefits per the Form 5500	$84,473	$121,637

Supplemental Schedule
Piper Jaffray Companies Retirement Plan
EIN: 30-0168701
Plan: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	Number of	Market
Description	Shares/Units	Value
Common/Collective Trusts:
Wells Fargo Stable Return Fund	197,077 shares	$8,071,922

Mutual Funds:
Am Funds US Gov. Sec. R5	147,001 shares	2,080,066
Am Funds High Income R5	70,916 shares	553,851
PIMCO Total Return Fund	1,015,016 shares	10,292,267
Allianz NFJ Sm Cap Value Fund	464,657 shares	8,851,720
American Europacific Growth Fund R5	274,785 shares	7,680,252
American Growth Fund of America R5	441,227 shares	9,018,682
American Investment Company of America R5	52,900 shares	1,108,248
Baron Growth Fund	161,172 shares	4,965,706
Davis NY Venture Fund Y	136,969 shares	3,266,699
Neuberger & Berman Equity Fund	41 shares	657
Oppenheimer Developing Markets Y	172,537 shares	2,710,554
Oppenheimer Value Y	330,011 shares	4,887,461
Russell Real Estate Securities	30,213 shares	729,952
Vanguard Global Equity Fund	132,952 shares	1,602,077
Wells Fargo S&P 500	199,123 shares	6,037,421

		63,785,613

Stock Fund:
Piper Jaffray Companies Stock Fund *	191,071 units	7,596,983

Participant loans (interest rate range: 4.0-9.5%, maturity date range: 1/31/2009-9/30/2023)		1,279,786

Total assets held at end of year		$80,734,304

*	Indicates a party-in-interest to the Plan

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, Piper Jaffray Companies has duly caused this annual report to be signed on behalf of the Piper Jaffray Companies Retirement Plan by the undersigned hereunto duly authorized.

PIPER JAFFRAY COMPANIES RETIREMENT PLAN
By: Piper Jaffray Companies, Administrator

/s/ Anne M. Johnson Anne M. Johnson
Head of Human Resources
Dated: June 25, 2009

EXHIBIT INDEX

Exhibit		Method of
Number	Description	Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith